Exhibit 21.1

SUBSIDIARIES OF RG GLOBAL LIFESTYLES, INC.

1.	Aquair, Inc., a California corporation, a wholly-owned subsidiary of the Company

2.	OC Energy Drink, Inc., a California corporation, a majority-owned subsidiary of the Company

3.	Aquair Hong Kong Ltd, a company organized under the laws of Hong Kong, a wholly-owned subsidiary of the Company

4.	Aquair Asia Company Limited, a company organized under the laws of Thailand, a wholly-owned subsidiary of the Company